2/12

07021992

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME EnviroMission Limited

*CURRENT ADDRESS Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 23 2007
THOMSON FINANCIAL

FILE NO. 82- 34693 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: MAC
DAT : 3/22/07

Enviro
Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Friday 27 October, 2006

COMPANY ANNOUNCEMENT

TRADING HALT CLARIFICATION

EnviroMission Limited requested a trading halt of EnviroMission shares (ASX code: EVM; US OTC code: EVOMY) on Wednesday, 25 October, in order to address any perceived confusion that may have resulted from a similarly described solar energy project being named in a Federal/State funding decision announced on Wednesday, 25 October.

A marked change in the daily price and volume of EnviroMission's securities traded, correlated with the timing of the funding announcement that was unrelated to EnviroMission Limited.

A solar project proposal, also slated for development in the Sunraysia district (Victoria), was declared a recipient of the Low Emission's Technology Demonstration Fund (LETDF), of which EnviroMission was also an approved applicant.

It has been a matter of public record - through company announcements, community consultations and media - that EnviroMission was an applicant to the LETDF scheme and any confusion arising between EnviroMission's Solar Tower project and the developer of the successful photovoltaic proposal required EnviroMission's immediate action for clarification.

EnviroMission's 50MW Solar Tower proposal for the Sunraysia region at Tapio Station in South West NSW has a proposed capacity to power approximately 100,000 households. This funding outcome will now also form the basis of EnviroMission seeking detailed rationale from the government regarding its decision to fund a proposal that has been announced to have a less commercial case with the capacity to power only 45,000 households at a higher capital cost compared to EnviroMission's application.

The development pathway was aimed to bring the most commercial and efficient renewable technology proposal to the Australian energy market and this included EnviroMission's decision to tailor the technology to meet the requirements outlined in the LETDF criteria, in order to access the first round funding opportunity for renewable energy development.

EnviroMission's application to the LETDF scheme provided an opportunity to demonstrate newfound scalability that integrated locally developed Intellectual Property to enhance the original concept - this work, undertaken with our project collaborator, Baulderstone Hornibrook, was not undertaken solely on the basis of competing for a single funding decision - it informs a total and longer-term development strategy for successful commercialisation for increased adaptability of the technology.

EnviroMission will announce the ongoing development strategy in light of the LETDF decision at the upcoming Annual General Meeting, planned to be held in the Sunraysia district (time and place to be announced in line with lodgment of Notice of Annual Meeting and final annual report to be distributed to members of EnviroMission and also through the ASX).

../2

EnviroMission will restate its commitment to Solar Tower development in the region and plans to launch the way forward outside the constraints and parameters of the LETDF process.

It should be noted that EnviroMission congratulates recipients of the LETDF scheme, recognising the extensive detail and resources involved in meeting application eligibility.

EnviroMission plans to be a key player in the energy sector with development objectives aimed to compete with coal and gas generators and out deliver other renewable energy generators in the spirit of healthy competition in the energy mix.

Ends.

Roger C. Davey
Executive Chairman
Chief Executive Officer

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

Company Announcements Division
For Immediate Release
Thursday 14 December, 2006

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

CHAIRMAN'S ADDRESS

Bias shown for 'clean coal' technology in the wake of the Federal Government's announcements of grants from the Low Emission's Technology Demonstration Fund (LETDF) has required EnviroMission to take a renewed approach to how, when and where Solar Tower power stations will be developed.

LETDF provided a one-off opportunity for EnviroMission to compete for substantial funding – the first round of significant funding available for renewable energy development since EnviroMission listed in Australia in 2001.

Following extensive briefings by AusIndustry (the federal agency appointed to manage the Federal Government's LETDF scheme) EnviroMission took the decision to compete for funding for a 50MW Solar Tower power station in the knowledge that the unique characteristics of the technology within the energy market stood to outstandingly meet the objectives and targets of the demanding merit criteria of the scheme.

The decision to demonstrate the technology with a 50MW proposal was based on the view that the capital cost of a larger ie 200MW proposal wouldn't be competitive within the LETDF scheme if the first round grants totaled around $250 million on a 2:1 dollar basis.

EnviroMission's application sought $100 million with $200 million to be raised in the private sector with the assistance of Macquarie Bank.

The application also demonstrated how EnviroMission would meet and exceed the Federal Government's objectives more than a decade ahead of the targets sought in the scheme.

The headlines of EnviroMission's application were:

- 9500MW of clean renewable electricity generation in Australia by 2017 to deliver 2% of the stationary energy emissions footprint of Australia (merit criteria required 2% by 2030).

- Australian developed intellectual property with strong export potential demonstrated through existing agreements to develop the technology in China and the United States.

- Technology would make prudent use of existing grid infrastructure – embedded and distributed.

EnviroMission's application outlined the merit of new energy innovation with strong export and greenhouse gas abatement potential from a clean energy technology to add new jobs and wealth to regional Australia.

It is unmistakable the Federal Government has prioritized 'low emissions' over 'no emissions' technologies in the distribution of grants in the first round of the LETDF.

An additional cause for frustration with the LETDF decision was raised with EnviroMission at the post LETDF AusIndustry client (applicant) debriefing.

It was indicated that LETDF applicants that showed state government co-funding potential in their submissions were earmarked as *more competitive* due to the better value those projects represented to the Federal Government's value for money criteria, by achieving greater value from a grant by lowering the grant ratio on a pro rata basis eg $120 million grant to a $460 million project would effectively lower the 2:1 ratio whilst achieving a greater project cost.

This priority of the Federal Government has overlooked EnviroMission's (and no doubt other applicants) commitment to provide substantial private sector investment of two dollars for every federal dollar for outcomes forecast to far exceed the schemes objectives preferring projects publicly announced to have substantially less favorable outcomes for the money.

This feedback is emphasized to EnviroMission's shareholders to assure the Solar Tower met all merit criteria and exceeded the targets of key criteria that additionally met broader objectives of Federal Government energy policy announced in 2005.

Whilst the lion's share of the economic benefits of the Sunraysia Solar Tower project would clearly advantage Mildura/Victoria, the Victorian government did not see fit to support the EnviroMission bid in this LETDF round. The NSW Government indicated its support would be made through a revised renewable energy policy and greenhouse gas reduction targets that would promote a market for renewable energy.

This backdrop has great relevance to EnviroMission's forward plan announced today.

EnviroMission approached the funding opportunity in the hope that some of the Front End Engineering and Design (FEED) expenditure undertaken to finesse the integration of enhancements to the Solar Tower concept would be met in a more immediate timeframe within the context of demonstration or proof of concept development.

However, the terms of the LETDF also came with constraints that held the potential to limit the pace and place of Solar Tower development. Now that the LETDF decision is behind us we are able to explore a more aggressive development pathway with a far more efficient technology and a well advanced FEED program that continued over the assessment period of the LETDF decision in order to meet a 2007 start date as specified within the terms of the LETDF deed of agreement.

FEED is now focused on refining the design parameters for optimum power station scale, capacity and cost effectiveness in relation to key variants of specific site conditions for example, solar radiation gain, and meteorological data to grid availability. The variants of the Sunraysia site in NSW are the specific variants of the current FEED consideration, although the model that has been developed for this assessment is now also template to model performance and economic viability to any potential site.

EnviroMission with Baulderstone Hornibrook and Ove ARUP are now in the process of determining the optimum plant dimensions and capacity to achieve the most commercial case for development. A result of this assessment may mean construction of the first power station will be in another market.

The 2006 Annual General Meeting (AGM) has been held in Wentworth to provide a commitment to the Sunraysia project within a development program that now includes a priority for global commercialization and distributed grid opportunities in Australia (Western Australia).

The EnviroMission board acknowledges that the five years of development in Australia backed by what now amounts to AUD$60 million (including research and development back to 1980) represents a significant financial and development effort that now needs to be maximized by adopting the timeline proposed in the EnviroMission application to the LETDF scheme.

Building on the highly detailed and thorough commercialization pathway proposed in the LETDF will ensure the resources and time invested in the LETDF application has not been wasted. The primary modification to the submission's commercialization pathway will be the size and capacity of the first Solar Tower with the location and pace of the first development now more critical to the business case.

EnviroMission's program to enhance the concept for greater efficiency and competitiveness with coal and gas generators also had the inevitable effect of stalling international development in order for the best example of the concept to be commercialized.

International commercialisation can now proceed with development of the Australian Solar Tower concept unhindered by the constraints of the LETDF requirement for successful applicants to complete demonstration technology in Australia ahead of any international ventures.

This does not lessen EnviroMission's intent to construct a Solar Tower in Australia first; it does mean the business case (as opposed to economic viability) of the Sunraysia site, for example, will now be evaluated in light of parallel opportunities from development in other markets, specifically, Arizona in the United States where discussions are now advancing for a first case site in that region.

As the iconic benefit associated with the world's first Solar Tower will form ongoing currency for that project, EnviroMission will continue to lobby the State and Federal Government to provide support for the Sunraysia business case to increase its competitiveness.

In order to maximize the benefits from international development for all stakeholders to the process, a restructure of the corporate ownership of the licences, management and proprietorship will be undertaken in the coming financial quarter.

SolarMission Technologies Inc., the holder of the global Solar Tower licence and EnviroMission's long term single largest shareholder, has a close management and directorial relationship that operates with high levels of cooperation and shared interest in Solar Tower success.

Building on that relationship to achieve a streamlined corporate structure, in order to protect the integrity of the technology and consolidate all interests in future development, will form the basis of discussion between both boards in the coming weeks.

As indicated in the 2006 annual report, EnviroMission had embarked on a capital raising program with financial close unexpectedly impacted by the LETDF decision. The AUD$2.4 million placement at 30 cents out of the US has now successfully undergone a new round of due diligence with transaction close expected before 31 December, 2006.

Further to that placement, EnviroMission is now seeking shareholder approval to raise an additional AUD$5 million through a broker managed equity raising.

EnviroMission will build on the body of work for the LETDF to bring about Solar Tower development at a pace that will justifiably leave all supporters questioning how a technology with such strong environmental and economic benefits could be overlooked in favor of the smoke and mirrors of the LETDF decision.

We encourage all shareholders and supporters to question the process and bear pressure on government to provide the same benefits for renewable energy developers as carbon generators have enjoyed as a matter of priority ahead of any move to explore nuclear energy over the obvious benefits that are already available and under exploited in Australia.

Whilst EnviroMission is a small team, the development process involves many collaborators and consultants who bring innovation, skill, expertise, capability and above all a shared enthusiasm for renewable energy for a cleaner world.

Ends.

Roger C. Davey
Executive Chairman
Chief Executive Officer

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

Company Announcements Division
For Immediate Release
Thursday 14 December, 2006

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

ANNUAL GENERAL MEETING RESULTS – ENVIROMISSION LIMITED

As required by section 251AA of the Corporations Act the following statistics are provided in respect of each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

Resolution 1. Re-election of Director – Mr Guoxiang Ma

Votes, proxy directed to vote 'For' the motion	22,789,801
Votes, proxy directed to vote 'Against' the motion	65,037
Votes, proxy may exercise discretion how to vote	608,661
Votes, proxy directed to 'Abstain' from voting on the motion	Nil

Resolution 2. Adoption of Remuneration Report

Votes, proxy directed to vote 'For' the motion	22,813,338
Votes, proxy directed to vote 'Against' the motion	41,500
Votes, proxy may exercise discretion how to vote	608,661
Votes, proxy directed to 'Abstain' from voting on the motion	Nil

Resolution 3. Issue of Shares

Votes, proxy directed to vote 'For' the motion	22,739,838
Votes, proxy directed to vote 'Against' the motion	115,000
Votes, proxy may exercise discretion how to vote	608,661
Votes, proxy directed to 'Abstain' from voting on the motion	Nil

Resolution 4. Approval of Issue of Shares

Votes, proxy directed to vote 'For' the motion	22,719,088
Votes, proxy directed to vote 'Against' the motion	115,000
Votes, proxy may exercise discretion how to vote	608,661
Votes, proxy directed to 'Abstain' from voting on the motion	20,750

Resolution 5. Ratification of Prior Issue of Shares

Votes, proxy directed to vote 'For' the motion	22,717,588
Votes, proxy directed to vote 'Against' the motion	135,750
Votes, proxy may exercise discretion how to vote	608,661
Votes, proxy directed to 'Abstain' from voting on the motion	1,500

Resolution 6. Ratification of Prior Issue of Shares

Votes, proxy directed to vote 'For' the motion	22,738,338
Votes, proxy directed to vote 'Against' the motion	115,000
Votes, proxy may exercise discretion how to vote	608,661
Votes, proxy directed to 'Abstain' from voting on the motion	1,500

Resolution 7. Ratification of Prior Issue of Shares

Votes, proxy directed to vote 'For' the motion	21,576,158
Votes, proxy directed to vote 'Against' the motion	1,277,180
Votes, proxy may exercise discretion how to vote	608,661
Votes, proxy directed to 'Abstain' from voting on the motion	1,500

Resolution 8. Proposed Issue of Shares

Votes, proxy directed to vote 'For' the motion	22,734,275
Votes, proxy directed to vote 'Against' the motion	119,000
Votes, proxy may exercise discretion how to vote	608,661
Votes, proxy directed to 'Abstain' from voting on the motion	1,563

Resolution 9. Proposed Issue of Shares

Votes, proxy directed to vote 'For' the motion	22,713,525
Votes, proxy directed to vote 'Against' the motion	139,750
Votes, proxy may exercise discretion how to vote	608,661
Votes, proxy directed to 'Abstain' from voting on the motion	1,563

The results of the voting on each resolution were as follows:

Resolutions 1 to 9 were carried by way of show of hands as ordinary resolutions.

Ends.

Roger C. Davey
Executive Chairman
Chief Executive Officer

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Wednesday, 29 November, 2006

ASX Code: EVM
US OTC Code: EVOMY

COMPANY ANNOUNCEMENT

15c2-11 Approval Fires Up US Over the Counter Trading

Access to EnviroMission's shares in the United States (EVOMY) sponsored through the Bank of New York's American Depository Receipt (ADR) program has been increased through the additional liquidity created by "market makers" following the approval of a 15c2-11 filing.

The United States Securities Exchange Act (1943) and NASD Rule 6740, allows for a "market maker" to make a market in a non-Nasdaq security upon approval of a 15c2-11 filing. A 15c2-11 demonstrates that the market-maker has undertaken due diligence for review and approval by NASD.

Once approved, the market-maker has exclusive rights to make a market for a period of 30 days; when the 30 day period has expired other "market makers" may participate.

Florida based market-maker, International Trading, filed a 15c2-11 to act as the exclusive market-maker in EnviroMission ADRs – exclusivity granted to International Trading on 21 September 2006 has subsequently expired allowing other "market makers" to piggyback on the 15c2-11 filing to make a market in the Bank of New York sponsored ADR, EVOMY.

Five New York and New Jersey based "market makers" as well as International Trading are now making a market in EVOMY in the United States.

"Market makers" stand ready to buy and sell particular quoted stock on a regular and continuous basis at a publicly quoted price, usually within the context of the Nasdaq or other OTC markets – many OTC stocks have more than one market-maker.

"Market makers" must also be ready to buy and sell at least 100 shares of a stock they have made a market in. As a result, large orders may need to be filled by a number of market-makers at potentially different prices.

Two quotations for EnviroMission shares currently operate in the United States OTC market, EVOMY and EVOMF; 15c2-11 approval differentiates EVOMY (Bank of New York sponsored ADR) from EVOMF. EVOMF results from a broker initiated filing as opposed to a sanctioned filing by EnviroMission – it is issued without a contract governing the terms between the issuer, investor and/or broker and is issued without 15c2-11 scrutiny.

Broker initiated EVOMF mirrors the ASX share price in Australia on a 1:1 basis, it is a non-sponsored security; whereas EVOMY is the result of an agreement executed between the Bank of New York and EnviroMission, it is based on a 20:1 ratio in the ADR market and is supported by full due diligence.

Increased investor awareness and enquiries to buy EnviroMission shares in the United States required EnviroMission to provide access to shares in that market in a seamless and regulated environment.

Ends.

Roger C. Davey
Executive Chairman
Chief Executive Officer

ASX
AUSTRALIAN STOCK EXCHANGE

MARKET RELEASE

25 October 2006

EnviroMission Limited

TRADING HALT

The securities of EnviroMission Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Friday, 27 October 2006 or when the announcement is released to the market.

Security Code: EVM

J Hewitt

Jill Hewitt
<u>Adviser, Issuers (Perth)</u>

EnviroMission Limited
ABN: 52 094 963 238
Ground Floor
3 Raglan Street
South Melbourne
Victoria, Australia 3205
T: +61 3 9693 5666
F: +61 3 9699 7566
E: evm.admin@enviromission.com.au
W: www.enviromission.com.au

Ms Jill Hewitt
Adviser Issuers
Australian Stock Exchange
Level 8
Exchange Plaza
2 The Esplanade
PERTH WA 6000

By facsimile: 08 9221 2020

Dear Jill

Further to my telephone discussion with you this morning and receipt of your facsimile, we advise that we request a trading halt in the Company's securities.

In response to Federal Government funding decision, confusion may exist in the market place that will require a considered and detailed response from the Company. Accordingly the trading halt is required until 10.00am Friday 27 October 2006 by which time an announcement will be made in compliance with "Continuous disclosure: listing rule 3.1.

We are not aware of any reason why a trading halt should not be granted.

Yours faithfully

Ian Riley
Company secretary

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Tuesday, 31 October, 2006

COMPANY ANNOUNCEMENT

Appendix 4C Commitments Test Entity

Attached is Appendix 4C, being EnviroMission's Quarterly Test Entity Report for the quarter ended 30 September, 2006.

Ends.

Ian Riley
Company Secretary
Chief Financial Officer

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

ENVIROMISSION LIMITED

ABN	Quarter ended ("current quarter")
52 094 963 238	30 SEPTEMBER 2006

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers			
1.2	Payments for	(a) staff costs		
		(b) advertising and marketing	-	-
		(c) research and development	(15)	(15)
		(d) leased assets	(1)	(1)
		(e) other working capital	(228)	(228)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		-	-
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid			
1.7	Other – R & D tax offset refund			
	Net operating cash flows		**(244)**	**(244)**

		Current quarter $A'000	Year to date (3 months) $A'000
1.8	Net operating cash flows (carried forward)	**(244)**	**(244)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets	-	-
	(e) other non-current assets		
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)		
	(b) equity investments		
	(c) intellectual property		
	(d) physical non-current assets		
	(e) other non-current assets		
1.11	Loans to other entities		
1.12	Loans repaid by other entities		
1.13	Other (provide details if material)		
	Net investing cash flows	-	-
1.14	**Total operating and investing cash flows**	**(244)**	**(244)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	130	130
1.16	Proceeds from sale of forfeited shares		
1.17	Proceeds from borrowings	132	132
1.18	Repayment of borrowings	-	-
1.19	Dividends paid		
1.20	Other (provide details if material)		
	Net financing cash flows	**262**	**262**
	Net increase (decrease) in cash held	**18**	**18**
1.21	Cash at beginning of quarter/year to date	-	-
1.22	Exchange rate adjustments to item 1.20	-	-
1.23	**Cash at end of quarter**	**18**	**18**

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	44
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

These transactions were payments for:

- Remuneration of the Executive Chairman/Chief Executive Officer - $34,454
- Non-executive director fees - $10,000

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities-short term	326	326
3.2	Credit standby arrangements	20,000	Nil

NOTES:

In December 2005 the Company concluded an agreement for an equity line credit facility of $20 million for a term of 3 years. The securing of the $20 million equity line credit facility was announced to the market on 15 December 2005. The company has not drawn down against the facility this quarter.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	18	0
4.2	Deposits at call	0	0
4.3	Bank overdraft	0	0
4.4	Other (provide details)	0	0
	Total: cash at end of quarter (item 1.22)	**18**	**0**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.



Sign here: .... Date: 31-10-2006

Company Secretary

Print name: Ian Riley..

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

RECEIVED

2007 FEB 12 P 1:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EnviroMission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Wednesday 13 September, 2006

COMPANY ANNOUNCEMENT

Appendix 4E

In accordance with ASX Listing Rule 4.3, Appendix 4E, Preliminary Final Report for EnviroMission Limited, for the period ended 30 June 2006, follows.

Ends.

Ian Riley
Chief Financial Officer
Company Secretary
EnviroMission Limited

EnviroMission Limited

ACN 094 963 238

Appendix 4E
Preliminary Final Report
Year Ended 30 June 2006

Appendix 4E

Preliminary Final Report

Period ending 30 June 2006

(Previous corresponding period is the financial year ended 30 June 2005)

EnviroMission Limited
ACN 094 963 238

Results for Announcement to the Market

Revenue from ordinary activities	up	137.0%	$379,609
Loss from ordinary activities attributable to members	down	12.7%	$1,725,166
Net loss for the period attributable to members	down	12.7%	$1,725,166

No dividend has been paid during the financial year or in the previous corresponding period. No dividend has been proposed or declared since the end of the financial year.

- Revenue from ordinary activities $379,609 compared to last year's $160,193
- Net loss attributable to members $1,725,166 compared to last year's loss of $1,975,481
- Earnings (loss) per share of (2.1 cents) compared with last year's loss of (2.7 cents)
- Diluted earnings (loss) per share of (2.1 cents) compared with last years loss of (2.7 cents)
- Net tangible assets per ordinary share at 30 June 2006 are (0.48) cents, 30 June 2005, 0.18 cents

EnviroMission's core operational activities for the 2005/6 financial year supported the enhancement program of the Solar Tower concept for greater efficiency, scalability and commerciality.

Integration of locally developed enhancements now owned by EnviroMission, have also formed the basis of EnviroMission's application to the Australian Federal Government's Low Emissions Technology Demonstration Fund (LETDF); confirmed through formal notification that EnviroMission is a registered eligible applicant to the scheme.

Participation in the LETDF has provided EnviroMission with access to a 2:1 funding opportunity to demonstrate scalability, locally developed intellectual property with export potential and potential to reduce the national stationery energy carbon footprint by 2% at 2030. The decision to gear development around the LETDF application was based on management's assessment that EnviroMission could meet the target more than a decade ahead of the target date based on the efficiencies anticipated from the enhanced Solar Tower concept.

EnviroMission's 31 March 2006 LETDF application is supported by the ongoing work with Baulderstone Hornibrook and Ove ARUP to finalise Front End Engineering and Design (FEED) for project success.

A Federal Government decision is anticipated in October – this decision will inform the way forward for Solar Tower development in Australia.

A successful LETDF outcome will see an aggressive development schedule geared to milestone targets set out under the scheme with a construction start date anticipated in 2007.

Failure to secure funding under the scheme will trigger a shift to an alternative development schedule that is supported by project collaborators to maximise the outcomes of FEED.

The strategy to enhance the Solar Tower concept has provided EnviroMission shareholders with potential for increased commercial prospects within the domestic and international market.

International interest in development is also indicated by the level of international investment enquiries, particularly out of the United States – the OTC trading program sponsored by the Bank of New York is now well underway to support the investment prospects in that market.

Significant events during the financial year are:

- Cash proceeds of capital contributed during the period were $543,359 after costs
- Research and Development Tax Offset revenue $376,012
- Completed twelve months of Meteorological data collection and evaluation at the Tapio site
- Registered eligible applicant to LETDF scheme (indicates satisfaction of Australian Federal Government due diligence for program satisfaction and suitability)

Operating revenue increased by $219,416 to $379,609 due to Research and Development Tax Offset entitlement.

The loss for the year reduced from the previous financial year, primarily due to increased revenue from Research and Development tax offset. Expenditure was consistent with the previous year.

Consolidated Income Statement
For the Year Ended 30 June 2006

	Note	Consolidated 2006 $	2005 $
REVENUE FROM ORDINARY ACTIVITIES	2	379,609	160,193
Depreciation and amortisation	3	(535,173)	(536,891)
Employee expenses		(13,252)	(75,375)
Occupancy expenses		(59,242)	(37,175)
Business expenses		(202,723)	(262,549)
Travel expenses		(29,853)	(23,087)
Contracting/consulting expenses		(1,114,734)	(1,097,430)
Borrowing costs		(12,132)	(596)
Other expenses from ordinary activities		(137,666)	(102,571)
Loss before income tax expense		(1,725,166)	(1,975,481)
Income tax expense		-	-
Loss for the year		(1,725,166)	(1,975,481)
Loss attributable to members of the parent		(1,725,166)	(1,975,481)
Basic earnings per share (cents)		(2.1)	(2.7)
Diluted earnings per share (cents)		(2.1)	(2.7)

The above statement of income is to be read in conjunction with the attached notes.

Consolidated Balance Sheet

As at 30 June 2006

	Note	Consolidated 2006	Consolidated 2005
		$	$
CURRENT ASSETS			
Cash and cash equivalents	13	208	108,630
Receivables	4	276,524	34,747
Other current assets	5	6,050	6,075
TOTAL CURRENT ASSETS		282,782	149,452
NON-CURRENT ASSETS			
Receivables		-	-
Other financial assets		-	-
Property, plant and equipment	6	29,256	46,248
Other non-current assets	7	53,846	47,498
Intangibles	8	7,148,903	7,656,517
TOTAL NON-CURRENT ASSETS		7,232,005	7,750,263
TOTAL ASSETS		7,514,787	7,899,715
CURRENT LIABILITIES			
Payables	9	577,930	105,720
Interest bearing liabilities	10	194,175	1,905
Provisions	11		-
TOTAL CURRENT LIABILITIES		772,105	107,625
TOTAL LIABILITIES		772,105	107,625
NET ASSETS		6,742,682	7,792,090
EQUITY			
Contributed equity	12	18,501,642	17,825,884
Accumulated losses		(11,758,960)	(10,033,794)
TOTAL EQUITY		6,742,682	7,792,090

The above balance sheet is to be read in conjunction with the attached notes.

Consolidated Changes in Equity
For the Year Ended 30 June 2006

	2006 $	2005 $
Total Equity at the beginning of the Year	7,792,090	8,847,507
Profit/(loss) for the year	(1,725,166)	(1,975,481)
Total recognised income and expense for the period	(1,725,166)	(1,975,481)
Attributable to:		
Members of the parent	(1,725,166)	(1,975,481)
	(1,725,166)	(1,975,481)
Transactions with equity holders in their capacity as equity holders:		
Contributions	675,758	920,064
	675,758	920,064
Total Equity at the end of the Year	6,742,682	7,792,090

The above statement of changes in equity is to be read in conjunction with the attached notes.

Statement of Cash Flows
For the Year Ended 30 June 2006

	Note	Consolidated 2006 $	2005 $
Cash Flows from Operating Activities			
Receipts from customers		-	-
Research & Development refund		154,026	123,973
Interest received		3,597	19,819
Payments to customers/operating costs		(984,534)	(1,127,104)
Net cash used in operating activities	13	(826,911)	(983,312)
Cash Flows from Investing Activities			
Purchase of fixed assets		(10,567)	(25,809)
Payment for property option		(6,348)	(12,131)
Payment for property bond		-	-
Refund of property bond		-	-
Net cash used in investing activities		(16,915)	(37,940)
Cash Flows from Financing Activities			
Proceeds from share issues-net		543,359	445,564
Proceeds from borrowings		193,950	-
Repayments of borrowings		(1,905)	(9,449)
Net cash provided by financing activities		735,404	436,115
Net (Decrease) in Cash Held		(108,422)	(585,137)
Cash at beginning of financial year		108,630	693,767
Cash at end of financial year		208	108,630

The above statement of cash flows is to be read in conjunction with the attached notes.

1. BASIS OF PREPARATION

The financial report is a general purpose financial report that has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

The financial report covers EnviroMission Limited as an individual entity and EnviroMission Limited and its controlled entities as a consolidated entity. EnviroMission Limited is a listed public company, incorporated and domiciled in Australia.

The following is a summary of the material accounting policies adopted by the consolidated entity in the presentation of the financial report. The accounting policies have been consistently applied, unless otherwise stated.

(a) Basis of Preparation of the financial report

The financial report of EnviroMission Limited and controlled entities, and EnviroMission Limited as an individual parent entity comply with Australian equivalents to International Financial Reporting Standards (AIFRS).

This is the first financial report of EnviroMission Limited prepared in accordance with Australian Equivalents of International Financial Reporting Standards (AIFRS). The financial reports of EnviroMission were prepared in accordance with the previous Australian Generally Accepted Accounting Principles (AGAAP) until 30 June 2005. There are certain differences between accounting policies under AIFRS and AGAAP and where applicable the comparative figures have been restated to reflect these adjustments. A summary of the significant accounting policies under AIFRS is provided below. Reconciliations of equity and operating profit/loss between AGAAP and AIFRS are provided under notes 14 to 17.

The financial report has been prepared under the historical cost convention, as modified by revaluations to fair value for certain classes on assets described in the accounting policies

(b) Going Concern

The financial statements have been prepared on a going concern basis. Subsequent to 30 June 2006 the company has raised $130,035 by share placement and received loan funds of a further $131,760. The Company's present activities will be funded by existing working capital and funds raised since 30 June. Short term needs, over and above existing resources, will be met by placement and new share issues as and when required and by accessing the equity line credit facility of $20,000,000 which is available to the Company until December 2008. The Company plans to fund the Solar Tower project through the development of commercial relationships with suppliers, contractors and other strategic alliances.

(c) Principles of Consolidation

The consolidated financial statements are those of the consolidated entity, comprising EnviroMission Limited (the parent entity) and of all entities which EnviroMission Limited controlled from time to time during the year and at balance date. Details of controlled entities are contained in notes to the accounts.

The financial statements of controlled entities are prepared for the same reporting period as the parent entity, using consistent accounting policies.

All inter-company balances and transactions, and unrealised profits or losses have been eliminated on consolidation.

(d) Revenue

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

All revenue is stated net of the amount of goods and services tax (GST).

(e) Cash and cash equivalents

Cash and cash equivalents include cash on hand and at banks, deposits held at call with financial institutions and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the balance sheet.

(f) Property, plant and equipment

Property, plant and equipment are measured at cost.

The carrying amount of plant and equipment is reviewed annually by directors to ensure it is not in excess of the recoverable amount from those assets. Refer to note 1 (i).

Depreciation
The depreciable amounts of all other fixed assets are depreciated on a straight-line basis over their estimated useful lives commencing from the time the asset is held ready for use The useful lives for each class of assets are:

	2006	2005
Plant and equipment:	*3 to 5 years*	*3 to 5 years*

(g) Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Finance Leases
Leases of fixed assets, where substantially all of the risks and benefits incidental to ownership of the asset, but no the legal ownership, are transferred to entities within the consolidated entity are classified as finance leases. Finance leases are capitalised, recording at the inception of the lease an asset and liability equal to the present value of the minimum lease payments, and disclosed as plant and equipment under lease.

Leased assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Lease payments are allocated between interest expense and reduction of the lease liability. The interest expense is calculated using the interest rate implicit in the lease and is included in finance costs in the Income Statement.

The cost of improvements to or on leasehold property is capitalised, disclosed as leasehold improvements, and amortised over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Operating Leases
Lease payments for operating leases, where substantially all of the risks and benefits remain with the lessor, are charged as expenses in the period in which they are incurred.

(h) Intangibles

License Rights
Solar Tower project license rights are valued in the accounts at cost of acquisition less accumulated amortisation and any impairment losses and are amortised over the period in which their benefit is expected to be realised, being 20 years.

EnviroMission and its controlled entity have an exclusive Sub-License to build, own, operate and maintain one or more Solar Tower Power Stations within Australia. This Sub-License expires if by 31 December 2006 and executed contract for the construction of at least one plant of a minimum total installed capacity of ten megawatts has not been agreed to.

The value of the license rights is dependent on the ability of the Company to generate income from the asset. No income has been earned from this asset to 30 June 2006 and at this time it is not possible to accurately determine the extent of future income.

During the year ended 30 June 2006 the directors believe the Company has made significant advances in developing the intellectual property associated with the license rights and the directors have concluded that the carrying value of the license rights does not exceed the net amounts that are expected to ultimately be recovered through the cash inflows and outflows from use or arising from disposal.

Research and Development
Expenditure on research activities is recognised as an expense when incurred. Expenditure on development activities is capitalised only when it is expected beyond reasonable doubt that future benefits will exceed the deferred costs. Capitalised development expenditure is stated at cost less accumulated amortisation. Amortisation is calculated using a straight-line method to allocate the cost over a period (not exceeding three years), during which the related benefits are expected to be realised, once commercial production is commenced. Other development expenditure is recognised as an expense when incurred.

(i) Impairment of assets

Assets with an indefinite useful life are not amortised but are tested annually for impairment in accordance with AASB 136. Assets subject to annual depreciation or amortisation are reviewed for impairment whenever events or circumstances arise that indicate that the carrying amount of the asset may be impaired. An impairment loss is recognised where the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset is defined as the higher of its fair value less costs to sell and value in use.

(j) Taxes

Current income tax expense or revenue is the tax payable on the current period's taxable income based on the applicable income tax rate adjusted by changes in deferred tax assets and liabilities.

A balance sheet approach is adopted under which deferred tax assets and liabilities are recognised for temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred tax asset or liability is recognised in relation to temporary differences arising from the initial recognition of an asset or a liability if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for temporary differences and unused tax losses only when it is probable that future taxable amounts will be available to utilize those temporary differences and losses.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

(k) Financial Instruments

Classification
The group classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and re-evaluates the designation at each reporting date.

Financial assets at fair value through profit or loss
Non-listed investment for which fair value cannot be reliably measured, are carried at cost and tested for impairment.

Loans and Receivables
Loan and receivables are measured at fair value at inception and subsequently at amortised cost using the effective interest rate method.

Financial Liabilities
Financial liabilities include trade payables, other creditors and loans from third parties including inter-company balances and loans from or other amounts due to director-related entities.

Non-derivative financial liabilities are recognised at amortised cost, comprising original debt less principal payments and amortisation.

(m) Foreign Currencies

Transactions and Balances
Transactions in foreign currencies of entities within the consolidated entity are translated into functional currency at the rate of exchange ruling at the date of the transaction.

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

Resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year.

(n) Comparatives

In accordance with the first-time adoption of AIFRS, comparative information has been reclassified where appropriate through retrospective application of AIFRS to the previous year results so as to achieve consistency with current year disclosures.

		Consolidated 2006 $	2005 $
2.	**REVENUE FROM ORDINARY ACTIVITIES**		
	Revenue from non operating activities:		
	Interest - Other corporations	3,597	19,819
	Research & Development refund	376,012	32,338
	Expense recovery	-	108,036
	Total revenue from ordinary activities	379,609	160,193
3.	**LOSS FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE**		
	Loss from ordinary activities before income tax expense has been arrived at after charging the following items:		
	Depreciation of plant & equipment	27,559	29,277
	Amortisation of Solar Tower license	507,614	507,614
		535,173	536,891
	Operating lease rental expense	52,156	31,275
4.	**RECEIVABLES CURRENT**		
	Other debtors	227,289	141
	Input tax credits	42,392	28,508
	Receivable from SolarMission Technologies, Inc (director related)	6,843	6,098
		276,524	34,747

		Consolidated 2006 $	2005 $
5.	**OTHER CURRENT ASSETS**		
	Prepaid expenses	-	25
	Rental bond	6,050	6,050
		6,050	6,075
6.	**PROPERTY,PLANT & EQUIPMENT**		
	Plant and equipment, at cost	139,028	128,461
	Accumulated depreciation	(109,772)	(82,213)
		29,256	46,248
7.	**OTHER NON CURRENT ASSETS**		
	Prepaid interest	-	-
	Option fee and costs-Buronga	53,846	47,498
		53,846	47,498
8.	**INTANGIBLES**		
	Solar Tower license, at cost	10,152,284	10,152,284
	Accumulated amortisation	(3,003,381)	(2,495,767)
		7,148,903	7,656,517
9.	**PAYABLES – CURRENT**		
	Trade creditors	488,661	45,393
	Sundry creditors & accruals	89,269	60,327
		577,930	105,720
10.	**INTEREST BEARING LIABILITIES - CURRENT**		
	Hire purchase	-	1,905
	Unsecured loans	194,175	-
		194,175	1,905
11.	**PROVISIONS**		
	Employee entitlements	-	-
12.	**CONTRIBUTED EQUITY**		
	Issued and paid up capital	18,501,642	17,825,884

13. NOTE TO STATEMENTS OF CASH FLOWS

	Consolidated 2006 $	2005 $
For the purposes of this statement of cash flows, cash includes cash on hand and in 'at call' deposits with banks, net of bank overdrafts. Cash at the end of the year is shown in the statement of financial position as:		
. Cash assets	208	108,630
(a) Reconciliation of net cash provided by operating activities to operating loss after income tax.		
Operating (loss) after income tax	(1,725,166)	(1,975,481)
Non cash flows in operating loss:		
Depreciation/amortisation expense	535,173	536,891
Equity issued for services provided	132,399	474,500
Changes in assets and liabilities:		
Increase/(decrease) in payables	472,435	(116,016)
Increase/(decrease) in provisions	-	(5,000)
Decrease/(increase) in receivables and prepayments	(241,752)	101,794
Net Cash Outflow from Operating Activities	(826,911)	(983,312)

14. FIRST-ADOPTION OF AIFRS – RECONCILIATION OF EQUITY REPORTED UNDER AGAAP TO EQUITY UNDER AIFRS

There are no adjustments to report for reconciliation of equity position reported under AGAAP to equity under AIFRS at the following dates:

(a) At the date of transition to AIFRS – 1 July 2004
(b) At the end of the last annual reporting period under AGAAP – 30 June 2005

15. FIRST-ADOPTION OF AIFRS – RECONCILIATION OF PROFIT REPORTED UNDER AGAAP TO PROFIT UNDER AIFRS

There are no adjustments to report for reconciliation of profit reported under AGAAP to profit reported under AIFRS at the following dates:

(a) Reconciliation of the loss for the year ended 30 June 2005

16. FIRST-ADOPTION OF AIFRS – RECONCILIATION OF CASH FLOW STATEMENT AS REPORTED UNDER AGAAP TO CASH FLOWS UNDER AIFRS

The adoption of AIFRS has not resulted in any adjustments to the cash flow statement.

17. FIRST-ADOPTION OF AIFRS – EXPLANATION OF CHANGES IN ACCOUNTING POLICY ARISING ON FIRST-TIME ADOPTION OF AIFRS

First time adoption of AIFRS has not resulted in any changes to financial reports requiring explanation of changes. Accounting policies adopted by the company are explained in Note 1.

SEGMENT INFORMATION

The company operates in one industry and one geographic area only.

ACCUMULATED LOSSES

	Consolidated	
	2006 $	2005 $
Accumulated losses		
Opening balance	(10,033,794)	(8,058,313)
Current period losses	(1,725,166)	(1,975,481)
Closing Balance	(11,758,960)	(10,033,794)

EARNINGS PER SHARE

Basic earnings / (loss) per share (cents)	(2.1)	(2.7)
Diluted earnings / (loss) per share (cents)	(2.1)	(2.7)
Weighted average number of ordinary shares used in the calculation of basic earnings per share.	82,998,391	72,464,556
Earnings / (loss) used in calculating basic and diluted earnings per share calculation	(1,725,166)	(1,975,481)

Potential ordinary shares not considered dilutive

As at 30 June 2006 the company had options on issue over unissued capital. As the notional exercisable price of these options would increase basic earnings per share, they have not been considered dilutive.

NET TANGIBLE ASSET BACKING

Net tangible asset backing per ordinary share at 30 June 2006, (0.48) cents, and at previous corresponding period, 0.18 cents.

EVENTS SUBSEQUENT TO REPORTING DATE

Subsequent to 30 June 2006 the company has raised $130,035 by share placement and increased borrowings by $131,760 for working capital requirements. With this exception there have been no events subsequent to 30 June to have a material effect on the company.

COMPLIANCE STATEMENT

The financial information provided in the Appendix 4E is based on the annual financial report, which has been prepared in accordance with Australian accounting standards or standards acceptable to ASX.

This report and the accounts upon which the report is based use the same accounting policies.

This report does give a true and fair view of the matters disclosed.

This report is based on accounts which are in the process of being audited.

The financial report is not likely to be the subject of dispute or qualification.

The entity has a formally constituted audit committee.

Signed:

....Date: 13 September, 2006

Company Secretary

Name: Ian Riley

Enviro Mission
EnviroMission Limited
ACN: 094 963 238
3 Raglan Street
South Melbourne, Victoria 3205
T +61 3 9693 5666
F +61 3 9699 7566
E communications@enviromission.com.au

RECEIVED
2007 FEB 12 P 1:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMPANY ANNOUNCEMENTS DIVISION
For Immediate Release
Friday, 25 August, 2006

COMPANY ANNOUNCEMENT

CHANGE IN SHARE REGISTRAR

EnviroMission will be utilising the services of Computershare Investor Services Pty Limited (Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067) as the company's share registrar effective Friday, 1 September, 2006.

EnviroMission's current registrar is Computershare Investor Services Pty Limited (Level 2, 45 St Georges Terrace, Perth WA 6000)

Ends.

Ian Riley
Company Secretary
Chief Financial Officer

END